Exhibit 99.1

UNAudited CONDENSED INTERIM Consolidated Financial Statements

For the quarter ended March 31, 2022

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

■	Condensed Interim Consolidated Statements of Financial Position

■	Condensed Interim Consolidated Statements of Comprehensive Loss

■	Condensed Interim Consolidated Statements of Changes in Equity

■	Condensed Interim Consolidated Statements of Cash Flows

■	Notes to the unaudited Condensed Interim Consolidated Financial Statements

Consolidated Statements of Financial Position (Unaudited, Expressed in thousands of Canadian dollars)

	Notes	March 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash		690	1,973
Receivables and other current assets	4	282	75
Due from related party	9	1,623	199
TOTAL CURRENT ASSETS		2,595	2,247

NON-CURRENT ASSETS
Equipment		15	16
Exploration and evaluation assets	5	39,174	39,099
Investment	8, 9	186	321
TOTAL NON-CURRENT ASSETS		39,375	39,436
TOTAL ASSETS		41,970	41,683

LIABILITIES
Trade payables and accrued liabilities	6, 10	777	480
TOTAL LIABILITIES		777	480

EQUITY
Share capital - preferred	7	591	591
Share capital – common	7	93,970	93,451
Reserve	7	4,051	4,252
Deficit		(57,419)	(57,091)
TOTAL EQUITY		41,193	41,203
TOTAL LIABILITIES AND EQUITY		41,970	41,683

Nature of Operations (Note 1)

Commitments (Note 5 and 11)

Subsequent Events (Note 14)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved by the Board of Directors on May 30, 2022

“signed”	“signed”
Keith Morrison Director	Douglas Ford Audit Committee Chair

1 | North American Nickel / Q1 2022

Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited, Expressed in thousands of Canadian dollars)

	Notes	March 31, 2022	March 31, 2021

EXPENSES
General and administrative expenses	8, 9, 13	(241)	(262)
Property investigation	5	(12)	(1)
Amortization		(1)	(8)
Share-based payments	7	-	(837)
		(254)	(1,108)
OTHER ITEMS
Foreign exchange loss		(1)	-
Equity loss on investment	8	(135)	(17)
		(136)	(17)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(390)	(1,125)

Basic and diluted weighted average number of common shares outstanding		133,245,177	113,245,018

Basic and diluted loss per share		(0.00)	(0.01)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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Condensed Interim Consolidated Statements of Changes in Equity (Unaudited, Expressed in thousands of Canadian dollars)

	Notes	Number of Shares	Share Capital	Preferred Stock	Reserve	Deficit	Total Equity
BALANCE DECEMBER 31, 2020		109,833,648	89,627	591	2,096	(53,299)	39,015

Net and comprehensive loss		-	-	-	-	(1,125)	(1,125)
Share capital issued through exercise of warrants	7	6,278,219	665	-	-	-	665
Share issue costs	7	-	(1)	-	-	-	(1)
Exercised warrants	7	-	243	-	(243)	-	-
Share-based payments	7				837		837
Expired warrants	7	-	-	-	-	-	-
Forfeited/expired options	7	-	-	-	(98)	98	-
BALANCE MARCH 31, 2021		116,111,867	90,534	591	2,592	(54,326)	39,391

BALANCE AT DECEMBER 31, 2021		131,204,627	93,451	591	4,252	(57,091)	41,203

Net and comprehensive loss		-	-	-	-	(390)	(390)
Share capital issued through exercise of warrants	7	2,665,404	380	-	-	-	380
Share issue costs	7	-	-	-	-	-	-
Value allocated to warrants	7	-	-	-	-	-	-
Exercised warrants	7	-	139	-	(139)	-	-
Expired warrants	7	-	-	-	-	-	-
Share-based payments	7	-	-	-	-	-	-
Forfeited/expired options	7	-	-	-	(62)	62	-
BALANCE AT MARCH 31, 2022		133,870,031	93,970	591	4,051	(57,419)	41,193

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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Condensed Interim Consolidated Statements of Cash Flows (Unaudited, Expressed in thousands of Canadian dollars)

	Three months ended
	March 31, 2022	March 31, 2021

OPERATING ACTIVITIES
Loss for the period	(390)	(1,125)
Items not affecting cash:
Amortization	1	8
Share-based payments	-	837
Equity loss on investment	135	17
Changes in working capital	(91)	117
Net cash used in operating activities	(345)	(146)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(48)	(59)
Investment	-	(51)
Loan to PNR	(1,270)	-
Net cash provided by (used in) investing activities	(1,318)	(110)

FINANCING ACTIVITIES
Share issuance costs	-	(1)
Proceeds from exercise of warrants and options	380	665
Net cash provided by financing activities	380	664

Change in cash for the period	(1,283)	408
Cash, beginning of the period	1,973	308
Cash, end of the period	690	716

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

4 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The primary mailing office is located at 3400 – 100 King Street West, PO Box 130, Toronto, Ontario, M5X 1A4 and the records office of the Company is located at 666 Burrard Street, Suite 2500, Vancouver BC V6C 2X8. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NAN”.

The Company’s principal business activity is the exploration and development of mineral properties in Greenland and Canada, as well as in Botswana through its participation in Premium Nickel Resources (“Premium Nickel”). The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These condensed Interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to raise additional capital. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The coronavirus COVID-19 declared as a global pandemic in March 2020 continued throughout the 2020 year and to date. This contagious disease outbreak, which continues to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The Company is closely monitoring the impact of the pandemic on all aspects of its business and COVID-19 has delayed the Company’s ability to conduct major fieldwork on projects.

The condensed Interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 30, 2022. The related notes to the consolidated financial statements are presented in Canadian dollars except amounts in the tables are expressed in thousands of Canadian dollars.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These condensed interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 Interim Financial Statements. The condensed interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2021. Any subsequent changes to IFRS that are reflected in the Company’s consolidated financial statements for the year ended December 31, 2022 could result in restatement of these condensed interim consolidated financial statements.

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Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(b) Basis of Preparation

These condensed interim consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies.

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2021.

(c) Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, North American Nickel (US) Inc. which was incorporated in the State of Delaware on May 22, 2015. Consolidation is required when the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

The Company’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

3. CHANGES IN ACCOUNTING POLICIES

IAS 16 - “Property, Plant and Equipment”

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The adoption of this amendment did not result in any impact to the Company’s financial statements.

Accounting Standards and Amendments issued but not yet effective

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company’s financial statements.

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Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

4. RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of March 31, 2022 is detailed in the table below:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	December 31, 2021
Sales taxes receivable	46	22
Prepaid expenses	62	53
Deferred RTO expenses	174	-
	282	75

5. EXPLORATION AND EVALUATION ASSETS

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada		Greenland

	Post Creek Property	Halcyon Property	Quetico Claims	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2021	318	246	5	46	626
Acquisition costs – cash	5	4	-	-	9
Impairment	-	-	-	-	-
Balance, March 31, 2022	323	250	5	46	635

Exploration
Balance, December 31, 2021	1,542	265	119	36,558	38,473
Administration	-	-	-	-	-
Drilling	-	-	-	-	-
Geology	4	4	2	10	20
Geophysics	-	-	-	1	1
Property maintenance	-	-	3	42	45
Infrastructure	-	-	-	-	-
Impairment	-	-	-	-	-
	4	4	5	53	66
Balance, March 31, 2022	1,546	269	124	36,611	38,539

Total, March 31, 2022	1,869	519	129	36,657	39,174

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Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada		Greenland

	Post Creek Property	Halcyon Property	Quetico Claims	Lingman Lake	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2020	308	238	42	14	46	648
Acquisition costs – cash	5	4	-	-	-	9
Balance, March 31, 2021	313	242	42	14	46	657
Exploration
Balance, December 31, 2020	1,529	252	142	13	36,519	38,455
Property maintenance	-	-	-	-	17	17
Drilling	-	-	-	-	11	11
Geology	3	3	10	-	11	27
Geophysics	-	-	1	-	-	1
	3	3	11	-	39	56
Balance, March 31, 2021	1,532	255	153	13	36,558	38,511
Total, March 31, 2021	1,845	497	195	27	36,604	39,168

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009 and as last amended on March 12, 2013, the Company completed the required consideration and acquired the rights to a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

Commencing August 1, 2015, the Company is obligated to pay advances on net smelter return royalties (“NSR”) of $10,000 per annum. The Company paid the required $5,000 during the three months period ended March 31, 2022 (March 31, 2021 - $5,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the three months period ended March 31, 2022, the Company incurred exploration expenditures totalling $3,953 (March 31, 2021 - $3,406) on the Post Creek Property.

Halcyon

On December 31, 2015, the Company completed the required consideration of the option agreement and acquired rights to a mineral claim known as the Halcyon Property located within the Sudbury Mining District of Ontario, subject to certain NSR and advance royalty payments.

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. The Company paid the required $4,000 during three months period ended March 31, 2022 (March 31, 2021 - $4,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the three months period ended March 31, 2022, the Company incurred $3,953 (March 31, 2021 - $7,406) in acquisition and exploration expenditures on the Halcyon Property.

Quetico

On April 26 and May 17, 2018, the Company acquired the right to certain mineral claims known as Quetico located within the Sudbury Mining District of Ontario.

8 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

The Company had no minimum required exploration commitment for the years ended December 31, 2021 2020 and 2019 as it is not required to file any geoscience assessment work between the initial recording of a mining claim and the first anniversary date of the mining claim and two one-year exclusions were granted as a result of the COVID-19 pandemic.

In April 2020, the Company applied for a one - year exclusion under a COVID-19 relief program offered by the Ontario Ministry of Energy, Northern Development and Mine (ENDM). The one-year exclusion was granted on September 1, 2020, thus adjusting the work requirement due dates to April and May of 2021. The COVID-19 relief program was offered again in 2021, and the Company lodged a second set of applications on March 29, 2021 and April 21, 2021 to extend the tenure of the claim blocks. The additional one-year exclusions were granted on May 14 and May 20, 2021 thus adjusting the work requirement due dates to April and May of 2022.

By the second anniversary of the recording of a claim and by each anniversary thereafter, a minimum of $400 worth of approved exploration activity per claim unit must be reported to the Provincial Recording Office. Alternately, the Company could maintain mining claims by filing an Application to Distribute Banked Assessment Work Credits form before any due date. Payments in place of reporting assessment work may also be used to meet yearly assessment work requirements, provided the payments are not used for the first unit of assessment work. The total annual work requirement for Quetico project after April 26, 2021 is $324,000 should the Company maintain the current size of the claims. Work reports for 2020 were filed and total expenditures of $61,783 were approved on June 4, 2021.

During the three months period ended March 31, 2022, the Company incurred $4,799 (March 31, 2021 - $10,993) in exploration and license related expenditures on the Quetico Property.

IFRS 6 requires management to assess the exploration and evaluation assets for impairment. Accordingly, at December 31, 2021, management believed that facts and circumstances existed to suggest that the carrying amount of Quetico claims exceeded its recoverable amount. As a result, management determined the Quetico claims should be impaired by $71,466 and its recoverable amount was reduced to $124,348 at the end of December 31, 2021.

Loveland Nickel (Enid Creek) Property

On September 25, 2019, the Company entered into earn in agreement to acquire a 100% interest, subject to a 1% NSR, in certain claims known as the Loveland Nickel (Enid Creek) Property located in Timmins, Ontario. Consideration included acquisition costs of $1,525,000 in cash and the issuance of 300,000 common shares. During the year ended December 31, 2019, the Company paid $25,000 and issued 300,000 common shares at a fair value of $51,000. Exploration expenditures of $4,500,000 were to be incurred over a period ending September 25, 2024.

As of December 31, 2020, the Company incurred an aggregate exploration and acquisition expenditures of $437,897. Based on the results of the exploration program completed in April 2020, management elected not to proceed with further exploration on the property and terminated the agreement. Accordingly, all acquisition and exploration related costs were impaired as at December 31, 2020, totalling $437,897.

Lingman Lake Property

During the year ended December 31, 2019, the Company staked certain mineral claims known as Lingman Lake located northwest of Thunder Bay, Ontario. The Company incurred total acquisition and related costs of $Nil (December 31, 2020 - $Nil) during the year ended December 31, 2021. As at December 31, 2021, management elected not to proceed with further exploration on the property. Accordingly, all acquisition and exploration related costs were impaired as at December 31, 2021, totalling $27,657.

Maniitsoq

The Company has been granted certain exploration licenses, by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area comprising the Maniitsoq Property, located near Ininngui, Greenland. The Maniitsoq Property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before

7. SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a)	Common shares issued and outstanding

2022

During the three months period ended March 31, 2022, the Company issued 2,665,404 common shares and received $379,563 in proceeds from the exercise of 2,665,404 warrants. During the three months period ended March 31, 2021, the Company issued 6,278,219 common shares and received $665,135 in proceeds from the exercise of 6,278,219 warrants.

As at March 31, 2022, the Company has 133,870,031 common shares issued and outstanding, (March 31, 2021 - 116,111,867).

12 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

2021

During the year ended December 31, 2021, the Company issued 13,080,314 common shares on exercise of warrants and options and received $1,641,675 in proceeds from the exercise of 12,580,314 warrants and $112,000 from the exercise of 500,000 options. There were no warrants or options exercised during the year ended December 31, 2020.

As at December 31, 2021, the Company has 131,204,627 common shares issued and outstanding, (December 31, 2020 – 109,833,648).

On April 20, 2021 the Company closed a non-brokered private placement consisting of an aggregate of 8,290,665 units of the Company (the “Units”) at a price of $0.24 per unit, for aggregate gross proceeds of $1,989,760. Each unit consists of one common share in the capital of the Company and one half transferable common share purchase warrant (“Warrant”) of the Company. Each full Warrant entitles the holder to acquire one common share of the Company within twenty-four (24) months following its issuance date, at a price of $0.35. The warrants are subject to an acceleration clause such that if the closing market price of the common shares on the TSX-V is greater than $0.60 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

In connection with the private placement, the Company has paid eligible finders (the “Finders”): (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $65,830, and (ii) a number of common share purchase warrants (the “Finder Warrants”) equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 274,289 Finder Warrants. Each Finder Warrant entitles the Finder to acquire one common share of the Company for a period of twenty-four (24) months following its issuance date, at an exercise price of $0.35.

The Company allocated a $464,493 fair value to the warrants issued in conjunction with the private placement and $30,735 to agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 1.5 years, expected dividend yield of 0%, a risk-free interest rate of 0.29% and an expected volatility of 132%.

b)	Preferred shares issued and outstanding

As at March 31, 2022 and March 31, 2021 there are 590,931 series 1 preferred shares outstanding.

The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;
ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;
iii)	the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and
iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $9.00.

13 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

c)	Warrants

A summary of common share purchase warrants activity during the three months period ended March 31, 2022 is as follows:

	March 31, 2022		December 31, 2021
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	16,082,825	0.15	25,715,742	0.11
Issued	-	-	4,419,620	0.35
Exercised	(2,665,404)	0.14	(12,580,314)	0.13
Cancelled / expired	-	-	(1,472,223)	0.25
Outstanding, end of year	13,417,421	0.16	16,082,825	0.15

At March 31, 2022, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding		Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
8,871,817	[1]	August 13, 2022	0.09	0.24
1,076,067	[1]	August 31, 2022	0.09	0.03
3,469,537		April 16, 2023	0.35	0.26
13,417,421				0.53

1	The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.12 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To December 31, 2021, the Company’s common shares have met the criterion for acceleration. The Company, however, has not accelerated the warrant expiry date.

The average share price at the dates the finders’ warrants were exercised was $0.34.

(d)	Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

A summary of option activity under the Plan during the three months period ended March 31, 2022 is as follows:

	March 31, 2022		December 31, 2021
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	15,054,597	0.27	7,978,725	0.17
Issued	-	-	8,178,972	0.37
Exercised	-	-	(500,000)	0.22
Cancelled / expired	(75,625)	1.20	(603,100)	0.31
Outstanding, end of year	14,978,972	0.27	15,054,597	0.27

14 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

There were no incentive stock options granted during the three months period ended March 31, 2022.

During the three months period ended March 31, 2021, the Company granted an aggregate total of 3,185,000 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable at $0.32 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the period ended March 31, 2021 amounted to $837,444 and was recorded as a share-based payment expense.

During the year ended December 31, 2021, the Company granted an aggregate total of 8,178,972 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable as to 3,185,000 options at $0.32 per share and 4,993,972 options at $0.40 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the year ended December 31, 2021 amounted to $2,530,706 and was recorded as a share-based payment expense. The weighted average fair value of options granted during the year ended December 31, 2021 is $0.31 per option.

The fair value of stock options granted and vested during the periods ended March 31, 2022 and 2021 was calculated using the following assumptions:

	March 31, 2022	March 31, 2021
Expected dividend yield	-	0%
Expected share price volatility	-	127.83%
Risk free interest rate	-	0.93%
Expected life of options	-	5 years

Details of options outstanding as at March 31, 2022 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)

5,800,000	5,800,000	February 24, 2025	0.16	1.13
1,200,000	1,200,000	August 19, 2025	0.09	0.27
2,985,000	2,985,000	February 25, 2026	0.32	0.78
4,993,972	4,993,972	October 25, 2026	0.40	1.52
14,978,972	14,978,972			3.70

d)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the three months period ended March 31, 2022, the Company transferred $61,676 (March 31, 2021 - $97,953) to deficit for expired options and transferred $138,662 (March 31, 2021 - $242,901) to common share capital for exercised warrants.

During the three months period ended March 31, 2022, the Company recorded $Nil of share-based payments to reserves (March 31, 2021 - $837,444).

15 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

8. INVESTMENT IN PREMIUM NICKEL RESOURCES INC.

On September 30, 2019, the Company entered into a Memorandum of Understanding (“MOU”) with Premium Nickel. Pursuant to the MOU, the Company and Premium Nickel set forth their interests in negotiating and acquiring several of the assets of BCL Limited, a private company with operations in Botswana that is currently in liquidation.

Concurrent with the MOU, the Company initially subscribed for 2,400,000 common shares of Premium Nickel at $0.01, for a total investment of $24,000. The Company’s initial investment included a provision that gives the Company the right to nominate two directors to the board of directors of Premium Nickel. The Company’s initial investment also included Premium Nickel issuing the Company a non-transferable share purchase warrant (the “Warrant”), which entitles the Company to purchase common shares of Premium Nickel, for up to 15% of the capital of Premium Nickel upon payment of US $10 million prior to the fifth anniversary of the date of issue. At December 31, 2019, the Company’s investment was recorded as an advance, as the Company had not yet been issued the common share certificate nor the Warrant. The initial common share certificate and Warrant were issued during the year ended December 31, 2020. To December 31, 2020, the Company subscribed for an additional 4,657,711 common shares of Premium Nickel, for a further investment of $154,164. The common shares underlying the investment are restricted (“Restricted”) from being traded before such date that is 4 months after the later of (a) the date of issuance and (b) the date at which Premium Nickel becomes a reporting issuer in any province or territory. As of December 31, 2020 the underlying common shares were Restricted. During year ended December 31, 2021, the Company invested an additional $441,446 and as of December 31, 2021, the Company held a 10% equity interest in Premium Nickel (December 31, 2020 – 11.01%)

As of March 31, 2022, the Company was providing the corporate management and technical expertise to Premium Nickel on a contractual basis, had two directors representing the Company on the Board, who were actively participating in the day-to-day activities of Premium Nickel and actively contributing to Premium Nickel’s financial and operational strategies. Accordingly, the Company determined that it has significant influence in Premium Nickel and has used equity accounting for the investment.

Premium Nickel’s financial information at March 31, 2022 was net assets of $16,423,840 which was comprised primarily of BCL assets and cash, and a total comprehensive loss of $1,343,634 was recorded for the three months period ended March 31, 2022.

Details of the Company’s investment at March 31, 2022 is as follows:

Investment
Balance, December 31, 2021	321
Investment	-
Share of loss of Premium Nickel	(135)

Total	186

On January 1, 2020, the Company entered into a Management and Technical Services Agreement (“the Services Agreement”) with Premium Nickel whereby the Company will provide certain technical, corporate, administrative and clerical, office and other services to Premium Nickel during the development stage of the contemplated arrangement. The Company will charge Premium Nickel for expenses incurred and has the right to charge a 2% administrative fee on third party expenses. The Company will invoice Premium Nickel on a monthly basis and payment shall be made by Premium Nickel no later than 15 days after receipt of such invoice. The term of the Service Agreement is for an initial period of 3 years and can be renewed for an additional 1 year period. The Service Agreement can be terminated within 30 days notice, for non-performance, by the Company giving 6 months notice or Premium Nickel within 90 days provided the Company no longer owns at least 10% of the outstanding common shares of Premium Nickel. If Premium Nickel defaults on making payments, the outstanding balance shall be treated as a loan to Premium Nickel, to be evidenced by a promissory note. The promissory note will be payable upon demand and bear interest at a rate equal to the then current lending rate plus 1%, calculated from the date of default. Subsequent payment by Premium Nickel will be first applied to accrued interest and then principle of the invoice. During the three months period ended March 31, 2022, pursuant to the Services Agreement, the Company charged Premium Nickel $473,797 (March 31, 2021 - $161,639) for services and charged $8,650 in administrative fees, received $320,367 (March 31, 2021 – $162,587) and recorded $1,622,575 in due from Premium Nickel (March 31, 2021 - $75,725) including the promissory note receivable of $1,270,000. Subsequent to March 31, 2022, the Company received the $1,622,575 in full from Premium Nickel.

16 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

9. RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 6):

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	December 31, 2021
Directors and officers of the Company	46	28
Related company	-	5
Total	46	33

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The following amount due from related party and advance represent as well as the investment in Premium Nickel a private company incorporated in Ontario, in which certain directors and officers of the Company also hold offices and minority investments.

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	December 31, 2021
Due from related party	1,623	199
Investment	186	321

Total	1,809	520

(a)	Related party transactions

2022

Sentient Executive GP IV Limited (“Sentient”) and Contemporary Amperex Technology Limited (“CATL”) have historically subscribed to private placements of the Company.

As of March 31, 2022, Sentient beneficially owns 36,980,982 common shares, constituting approximately 33.66% of the currently issued and outstanding common shares of the Company.

As of March 31, 2022, CATL beneficially owns 22,944,444 common shares, constituting approximately 20.89% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

(b)	Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	March 31, 2021
Management fees – expensed	163	183
Share-based payments	-	621
Total	163	804

17 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

10. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the year ended March 31, 2022 and 2021 are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	March 31, 2021
(Increase) in due from related party	(154)	(22)
(Increase) in prepaid expenses	(9)	(15)
(increase) in Sales tax receivable and deferred RTO expense	(198)	(5)
Increase in trade payables and accrued liabilities	270	159
Total changes in working capital	(91)	117

During the three months period ended March 31, 2022, the Company:

i)	transferred $44,144 from reserve to deficit;
ii)	Transferred $138,662 from reserve to common share capital;
iii)	recorded $86,569 as the net change for accrued exploration and evaluation expenditures;

During the three months period ended March 31, 2021, the Company:

i)	transferred $97,953 from reserve to deficit;
ii)	Transferred $242,901 from reserve to common share capital;
iii)	recorded $5,568 as the net change for accrued exploration and evaluation expenditures;
iv)	Reclassed $50,000 from advance to investment in PNR.

11. COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its exploration and evaluation assets. Further, the Company has a site restoration obligation with respect to its Greenland exploration and evaluation asset.

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Directors’ fees: $2,000 stipend per month for independent directors and $3,000 stipend per month for the chairman of the board, and $2,500 for committee chairmen.

ii)	Management fees: $19,106 per month effective January 1, 2020 and $30,951 per month effective June 2018 up to December 31, 2019.

Effectively on June 1, 2018, the Company changed the terms with Keith Morrison, the CEO, from direct employment to contracted consultant and entered into a service agreement with his company.

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the effective date of termination.

18 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

12. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (note 6). The Company’s geographic segments are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	December 31, 2021
Equipment
Canada	4	4
Greenland	11	12
Total	15	16

	March 31, 2022	December 31, 2021
Exploration and evaluation assets
Canada	2,517	2,495
Greenland	36,657	36,604
Total	39,174	39,099

13. GENERAL AND ADMINISTRATIVE EXPENSES

Details of the general and administrative expenses by nature are presented in the following table:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2022	March 31, 2021
Consulting fees	57	76
Filing fees	11	14
General office expenses	31	17
Investor relations	28	16
Management fees	93	126
Professional fees	21	13
Total	241	262

14. SUBSEQUENT EVENTS

a)	Further to the announcement made on February 17, 2022, the Company announced on April 26, 2022 that it had entered into a definitive amalgamation agreement (the “Amalgamation Agreement”) in respect of the reverse takeover transaction (the “RTO”), pursuant to which PNR would “go-public” by way of a reverse takeover of NAN.

References to the “Resulting Issuer” are to NAN after the closing of the RTO. As certain directors and officers of NAN are also directors and officers of PNR, the Amalgamation Agreement is considered a “Non-Arm’s Length” agreement pursuant to the policies of the TSX Venture Exchange (the “Exchange”). On April 25, 2022, NAN, PNR and 1000178269 Ontario Inc. (“NAN Subco”), a wholly-owned subsidiary of NAN incorporated under the Business Corporations Act (Ontario) (the “OBCA”), entered into the Amalgamation Agreement, which provides for, among other things, a three-cornered amalgamation (the “Amalgamation”) pursuant to which (i) NAN Subco will amalgamate with PNR under Section 174 of the OBCA to form one corporation (“Amalco”), (ii) the securityholders of PNR will receive securities of the Resulting Issuer in exchange for their securities of PNR at an exchange ratio of 5.27 Resulting Issuer Shares (as defined herein) for each outstanding share of PNR (subject to adjustments in accordance with the Amalgamation Agreement) (the “Exchange Ratio”), and (iii) the transactions will result in a RTO of NAN in accordance with the policies of the Exchange, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

b)	Pursuant to a promissory note loan agreement entered on March 3, 2022, whereby Premium Nickel borrowed US $1,000,000 from the Company and promised to pay back the loan in full on the maturity date, being April 30, 2022, PNR paid in full the principal amount and interest accruing at 10% per annum. In addition, PNR paid the Company a lender fee being 3% of the principal amount.

19 | North American Nickel / Q1 2022

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian dollars)

c)	On April 2, 2022, the Company entered into an agreement with Paradigm Capital Inc. (the “Agent”) to act as lead agent and sole bookrunner, on behalf of a syndicate, on a “best efforts” basis, for a private placement offering of subscription receipts of the Company (the “Subscription Receipts”) for gross proceeds of $5,000,000 (the “Offering”) at a price of $0.48 per Subscription Receipt (the “Issue Price”). On April 8, 2022, the Offering was upsized to total gross proceeds of up to $10,000,320.

d)	Pursuant to an Agency Agreement dated April 28, 2022, the Company announced that it had closed the Offering of 21,118,000 Subscription Receipts at a price of $0.48 per Subscription Receipt , including the partial exercise of the Agents’ option, for total gross proceeds of $10,136,640. Paradigm Capital Inc. acted as lead agent and sole bookrunner of the Offering (the “Lead Agent”), on behalf of a syndicate of agents that included INFOR Financial Inc. (together with the Lead Agent, the “Agents”).

Each Subscription Receipt shall be deemed to be automatically exercised, without payment of any additional consideration and without further action on the part of the holder thereof, into one common share of the Company, on a one-for-one basis, upon satisfaction of the Escrow Release Conditions as defined,subject to adjustment in certain events.

The Subscription Receipts and the underlying common shares of the Company that are issuable following the satisfaction of the Escrow Release Conditions will be subject to a statutory hold period expiring four months and one day from the closing date of the Offering (the “Closing Date”) in accordance with applicable Canadian securities laws.

Subject to the satisfaction of the Escrow Release Conditions as defined, the net proceeds from the Offering will be used to fund exploration and development, working capital and for general corporate purposes.

20 | North American Nickel / Q1 2022